UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2010

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Name: Robert Lewis Title: Chief Financial Officer

Date: July 12, 2010

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated July 12, 2010 (“Gold Recoveries between 92.1% and 95.2% in Preliminary Metallurgical Test Work from Rubicon’s F2 Gold System, Red Lake, Ontario”)

EXHIBIT 99.1

News Release
TSX:RMX NYSE AMEX:RBY	July 12, 2010

Gold Recoveries between 92.1% and 95.2% in Preliminary Metallurgical Test Work
from Rubicon’s F2 Gold System, Red Lake, Ontario

Rubicon Minerals Corporation (RMX:TSX: | RBY:NYSE-AMEX) is pleased to announce positive results from preliminary metallurgical test work performed on several composite samples from the F2 Gold System at its 100% owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold Camp.

Composite samples returned gold recoveries averaging 93.8%, an absence of any refractory gold component despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content. The samples are amenable to standard gravity and carbon-in-leach treatments.

Four composite samples were prepared from a total of 155 drill intercepts. G&T Metallurgical Services Ltd, located in Kamloops, B.C. performed the metallurgical test work under the supervision of Soutex Inc., Mineral Processing and Metallurgy Consultants, located in Quebec City. The test work returned the following results:

●	Gold recoveries: 92.1%, 93.6%, 94.4% and 95.2%, (average 93.8%),
●	Sulfur content averaging 2.37% (ranging from 1.57% to 2.82%) consistent with the presence of widespread sulphide minerals (pyrite and pyrrhotite) in the mineralized zones,
●	Low arsenic content averaging 0.04% (range 0.01% to 0.08%),
●	Specific gravity for the composites averaging 2.78 (ranging from 2.67 to 2.84), and

“These preliminary results demonstrate very good gold recoveries indicating the absence of any refractory component. This is highly encouraging and bodes well for optimization of both capital and operating costs through further test work,” stated Claude Bouchard, VP Operations.

Results are preliminary in nature and considerably more sample material and test work is required to further characterize and optimize F2 Gold System metallurgy.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold project in Red Lake, Ontario. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Gold Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-10    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
This news release has been reviewed and approved by Terry Bursey P.Geo.and Regional Manager for Rubicon Minerals Corporation and Qualified Person under the definition of NI 43-101.

Representative composite samples for metallurgical testing were selected by Rubicon Minerals Corporation under the guidance of Soutex Inc., The metallurgical program was designed and supervised by Pierre Roy, P. Eng., Senior Metallurgist, Soutex Inc. Mineral Processing and Metallurgy Consulting. Two types of composite samples were prepared consisting of: 1) quarter sawn NQ drill core (remaining quarter core left in the core box for representative sample);and, 2) combined coarse sample reject material and sample pulp material remaining from original assay testing. For composite samples consisting of sample reject and sample pulp material, individual samples were first sent to an independent Assay lab (ALS Chemex) for verification prior to preparing the respective composite samples.

Metallurgical test work was performed under the supervision of Peter Mehrfert, P.Eng., Senior Metallurgist, G&T Metallurgical Services Ltd. The Metallurgical test work performed consisted of Ore Characterization (size distribution, chemical analysis, mineralogical analysis) and Metallurgical Testing (gravity recoverable gold, flotation tests and cyanidation tests).

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the application of sample results to infer appropriate treatment methods and the optimization of capital and operating costs, which may change as additional samples are analyzed.  The description of the preliminary metallurgical test work is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix Gold project. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon Minerals Corporation (the “Company”) and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include the possibility that the samples do not reflect the metallurgy of the entire property (known as “sampling error”), market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including that the samples are representative of the metallurgy of the entire property, as well as assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-10    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.